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                                                   Filed by Deutsche Telekom AG
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company: Powertel, Inc.
                                             Exchange Act File Number 000 23102

THE FOLLOWING WAS PUBLICLY USED BY DEUTSCHE TELEKOM AG ON JANUARY 17, 2001.
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        On January 12, 2001, Deutsche Telekom AG and VoiceStream Wireless
Corporation entered into an agreement with the U.S. Department of Justice and the Federal Bureau of Investigation that addresses national security and law enforcement matters relating to the proposed merger of Deutsche Telekom with VoiceStream and Powertel Inc. Deutsche Telekom, VoiceStream and Powertel previously had joined with the DOJ and the FBI in petitioning the Federal Communications Commission to defer granting the companies' applications for approval of their mergers until after Deutsche Telekom and VoiceStream entered into such an agreement with the DOJ and the FBI. The mergers remain subject to approval by the FCC, review by the Committee on Foreign Investment in the United States, approval by the VoiceStream and Powertel shareholders and other customary closing conditions.